Execution Version
STRICTLY CONFIDENTIAL

SHARE PURCHASE AGREEMENT

     This SHARE PURCHASE AGREEMENT (this “Agreement”) dated as of April 29, 2013 is made by and among WP X Biologics LLC, a Delaware limited liability company (“Purchaser”), Ms. Lin Ling Li, a Hong Kong resident (Hong Kong ID No. R330968(0), “Seller”) and Mr. Ze Qin Lin, a Hong Kong resident (Hong Kong ID No. P774319(3)) and husband of Seller (“Seller Affiliate”). Purchaser, Seller and Seller Affiliate are hereinafter referred to as the “Parties” and each a “Party”.

     WHEREAS, Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, an aggregate of 3,112,920 shares of common stock (“Common Stock”), par value US$0.0001 per share, of China Biologic Products, Inc. (the “Company”).

     NOW THEREFORE, in consideration of the foregoing and the mutual promises, covenants and agreements of the Parties contained herein, the Parties agree as follows:

ARTICLE I

DEFINITIONS

     1.1 Definitions. The following terms shall have the following meanings for purposes of this Agreement:

     “Business Day” means a day other than Saturday, Sunday or any day on which banks located in Hong Kong or the United States are authorized or obligated to close.

     “Government Authority” means any government or political subdivision thereof, whether on a federal, central, state, provincial, municipal or local level and whether executive, legislative or judicial in nature, including any agency, arbitrator, authority, board, bureau, commission, court, department, official, tribunal or other instrumentality thereof.

     “Law” means any law, treaty, statute, ordinance, code, rule or regulation of any Government Authority or any Order.

     “Order” means any writ, judgment, decree, injunction, award or similar order of any Government Authority (in each such case whether preliminary or final).

     “Person” means an individual, firm, corporation, partnership, association, limited liability company, union, trust or estate or any other entity or organization whether or not having separate legal existence, including any Government Authority.

     “Transfer” means to sell, exchange, assign, pledge, charge, grant a security interest, make a hypothecation, gift or other encumbrance, or enter into any contract therefor, or into any voting trust or other agreement or arrangement with respect to the transfer of voting rights or any other legal or beneficial interest in any shares of Common Stock, create any other claim thereto or make any other transfer or disposition whatsoever, whether voluntary or involuntary, affecting the right, title, interest or possession in, to or of such shares of Common Stock.

     “US$” means the United States Dollar, the lawful currency of the United States of America.

     “US Securities Laws” means the U.S. Securities Act of 1933, as amended and the U.S. Securities Exchange Act of 1934, as amended.

ARTICLE II

TRANSFER OF PURCHASED SHARES

     2.1 Purchase and Sale of Shares. At the Closing, and subject to and upon the fulfillment of the terms and conditions set forth in this Agreement, Purchaser shall purchase and acquire from Seller, and Seller shall sell and deliver to Purchaser, 3,112,920 shares of Common Stock (the “Shares”). The aggregate purchase price for the Shares shall be US$62,258,400 (the “Purchase Price”).

     2.2 Closing.

          (a) The closing of the transfer of the Shares contemplated hereunder (the “Closing”) shall take place on a Business Day in the offices of Proskauer Rose at Suites 1701-1705, 17/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong or at such other location as may be mutually agreed by the Parties, as soon as practicable but no later than three Business Days following the date upon which all of the conditions set forth in Article VI, other than those that by their nature may only be satisfied or waived at the Closing, have been satisfied or waived as of the date of the Closing, or such other date as the Parties may mutually agree (the “Closing Date”).

          (b) At the Closing, Seller shall deliver the following documents to Purchaser against payment of the Purchase Price by Purchaser: (i) originals of one or more certificates evidencing the Shares, accompanied by duly executed irrevocable stock powers in such form as required by the transfer agent, with any required transfer stamps affixed thereto (the “Share Certificates and Stock Powers”), (ii) a duly executed letter of instruction from Seller, in such form as required by the transfer agent, instructing the transfer agent to transfer the Shares to Purchaser (the “Transfer Instruction”), and (iii) such other documents as may be required by the transfer agent in order to complete the transfer of the Shares from Seller to Purchaser (together with the Share Certificates and Stock Powers and the Transfer Instruction, the “Seller Deliverables”).

          (c) At the Closing, Seller and Purchaser shall take the following actions in the sequence set out below:

               (i) upon Purchaser’s inspection of the Seller Deliverables to its satisfaction, Purchaser shall deliver to Seller the Purchase Price by initiating a wire transfer of immediately available funds to an account designated by Seller no later than five (5) Business Days prior to the Closing Date (the “Wire Transfer”); and

               (ii) immediately upon Purchaser’s presentation to Seller of the irrevocable instruction initiating the Wire Transfer, Seller shall deliver the Seller Deliverables to Purchaser.

     For the avoidance of doubt, the provisions under this subsection (c) are intended to describe the agreed mechanics of the Closing only but Closing shall not be deemed to have consummated until all deliveries described in Section 2.2(b) shall have been made, including, without limitation, receipt of the Purchase Price by Seller, and all such deliverables (including without limitation payment of the Purchase Price) shall be deemed to occur simultaneously and to be conditioned upon each other.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER AND SELLER AFFILIATE

     Seller and Seller Affiliate hereby jointly and severally represent and warrant to Purchaser as of the date hereof and as of the Closing Date as follows:

     3.1 Authorization; Enforcement; Validity. This Agreement has been duly and validly executed and delivered by Seller and Seller Affiliate, and is a valid and binding obligation of Seller and Seller Affiliate enforceable against Seller and Seller Affiliate in accordance with the respective terms herein.

     3.2 No Conflict. The execution and delivery by Seller and Seller Affiliate of this Agreement, and the performance by Seller and Seller Affiliate of their obligations hereunder, as of the date hereof do not and as of the Closing Date will not (i) violate or contravene any provision of applicable Law or Order, (ii) violate or contravene the certificate of incorporation or by-laws of the Company, or (iii) violate or contravene, or require any consent or other action by any person or entity under, constitute a default under, any agreement, contract or note binding upon Seller or Seller Affiliate, except for those notices, consents and waivers which have been obtained prior to the date hereof.

     3.3 Ownership of Shares. The Shares have been duly authorized and validly issued and are fully paid and non-assessable. Seller is and on the Closing Date will be the record and beneficial owner of the Shares, free and clear of all security interests, claims (pending or threatened), liens, pledges, charges, equities or other encumbrances, limitations or restrictions (including any restriction on the right to vote, sell or otherwise dispose of such Shares) (“Encumbrances”). Seller has the legal right and power, and all authorization and approval required by law, to enter into this Agreement and to sell, transfer and deliver the Shares free and clear of all Encumbrances and to the best knowledge of Seller and Seller Affiliate, none of such legal right and power and authorization and approval has been restricted by the HK Lawsuit (as defined below).

     3.4 Delivery of Shares.  Delivery of the stock certificates for the Shares, duly endorsed or accompanied by stock powers duly endorsed in blank, against payment therefor by Purchaser pursuant to this Agreement at the Closing, will pass valid title to such Shares to Purchaser, free and clear of all Encumbrances.

     3.5 No Approvals. No filing with, or consent, approval, authorization, order, registration, qualification or decree of, any court or governmental authority or agency, domestic or foreign, is necessary or required for the execution and delivery of this Agreement, the performance by Seller and Seller Affiliate of their obligations hereunder or in connection with the sale and delivery of the Shares hereunder or the consummation of the transactions contemplated by this Agreement except for the approval of the board of directors of the Company required under the Rights Agreement (as referred to in Section 6.2(d) below).

     3.6 Seller’s Remaining Shares. There are 4,592,624 shares of the Company’s Common Stock registered under the name of Seller as of the date of this Agreement. After the Closing, there will be 1,479,704 shares of the Company’s Common Stock registered under the name of Seller (the “Remaining Shares”). That certain pending lawsuit in the High Court of the Hong Kong Special Administrative Region, Court of First Instance against Seller, Seller Affiliate and certain other co-defendants (Action No. 1424 of 2012, the “HK Lawsuit”) is the only adverse claim and outstanding dispute in respect of the Remaining Shares’ ownership that Seller and Seller Affiliate are aware of.

     3.7 Seller’s Status. Seller is a sophisticated investor with sufficient investment or financial knowledge and experience as well as knowledge in the Company, which enable her to properly evaluate the risks and merits of her participation in the transaction contemplated hereunder and protect her own interest in connection therewith. Seller has made a determination based on her own independent review and such professional advice as she deems appropriate that (i) her consideration of the sale of the Shares to Purchaser in the transaction contemplated hereunder is fully consistent with her financial needs, objectives and condition, and (ii) the terms of the transaction contemplated hereunder have been agreed through arm’s-length negotiation and are fair to Seller.

     3.8 Purchase Price.  Seller fully understands that the Purchase Price may be less than the current trading price of the Shares and believes that, due to the size of Seller’s holdings, any attempt to dispose of the Shares on the public market would most likely drive the market price down and result in an average price per share that is less than an amount equaling (x) the Purchase Price divided by (y) the number of Shares.

     3.9 Information.  Seller acknowledges that (i) Seller and Seller Affiliate have received and reviewed the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, and the Company’s Current Reports on Form 8-K filed with the SEC after December 31, 2012, and the other filings made by the Company with the SEC, (ii) Seller and Seller Affiliate had the opportunity to ask questions of and receive answers from the Company directly about the expected financial results for the quarter ended March 31, 2013 and other non-public matters, (iii) Seller was a director of the Company between July 19, 2006 and December 17, 2010, (iv) Mr. Li Chong Yang, representative of Seller and Seller Affiliate, was a director of the Company between December 17, 2010 and July 20, 2012 and had access to material non-public information relating to the Company, and (v) Seller and Seller Affiliate are familiar with the Company’s business and financial conditions. Seller further acknowledges that Purchaser has informed Seller that Purchaser may be viewed as an “insider” (as defined under relevant rules promulgated under the US Securities Laws) with respect to the Company and may have material non-public information regarding the Company (“MNPI”). Such MNPI, when it is eventually available and disclosed publicly, may cause the market price of the Company’s common stock to increase or decrease substantially. Seller understands, based on her experience, the disadvantage to which Seller is subject due to the disparity of information between Purchaser and Seller. Notwithstanding this, Seller desires to engage in the transaction contemplated hereunder. Seller hereby waives any future claim that Seller might have based on the failure by Purchaser to disclose the MNPI and expressly releases Purchaser from any and all liabilities arising from Purchaser’s failure to disclose such MNPI, and Seller agrees to make no claim against Purchaser in respect of the transaction contemplated under this Agreement related to Purchaser’s failure to disclose such MNPI to Seller, except with respect to representations, warranties, covenants and agreements expressly made by Purchaser in this Agreement. Based on such information and investigation as Seller has deemed appropriate and without reliance upon any MNPI that Purchaser may have, Seller has independently made her own analysis and decision to enter into the transaction contemplated hereunder. Except for the representations, warranties and agreements of Purchaser expressly set forth in this Agreement, Seller is relying exclusively on her own sources of information, investment analysis and due diligence (including such professional advice as she deems appropriate) with respect to the transaction contemplated hereunder.

     3.10 Foreign Corrupt Practices Act. Any proceeds received by Seller under this Agreement will be received by Seller as principal and not as agent for others, and no part of any payment hereunder will be paid or assigned to or shared with any third party except for the payment of lawful costs and expenses. Neither Seller nor Seller Affiliate is an officer or employee of, or acting in an official capacity for, any Government Entity (as defined below), any political party or official thereof, or any candidate for political office (individually and collectively, a “Government Official”). Neither Seller nor Seller Affiliate is holding or using any Shares on behalf of any Government Official or Government Entity. “Government Entity” as used in this Section 3.10 means any government or any department, agency or instrumentality thereof, including any entity or enterprise owned or controlled by a government or a public international organization.

     3.11 No Purchaser Obligations. Seller and Seller Affiliate hereby acknowledge and agree that (a) Purchaser is not and shall not be construed as a fiduciary for Seller or Seller Affiliate in connection with the transaction contemplated hereunder; (b) except as set forth in this Agreement, Purchaser has not made and will not make any representation or warranty, whether express or implied, of any kind or character and has not provided any advice or recommendation in connection with the transaction contemplated hereunder; (c) Purchaser will have no responsibility with respect to any representations, warranties or agreements made by any other person or entity; and (d) Purchaser shall have no liability or obligation (i) with respect to the accuracy or completeness, as of any date, of any information provided to, or any omission to provide information to, Seller by any third party other than Purchaser, its affiliates and its representatives, or (ii) with respect to any valuation or other materials that may have been provided or made available to Seller in connection with the transaction contemplated hereunder that were prepared by a third party other than Purchaser, its affiliates and its representatives.

     3.12 Joint Obligors. Seller and Seller Affiliate hereby represent and warrant that they collectively act as one party under this Agreement and shall be jointly and severally liable for any of their obligations hereunder.

     3.13 Purchaser’s Reliance. Seller and Seller Affiliate acknowledge and agree that Purchaser is relying on the representations, warranties and agreements of Seller and Seller Affiliate herein in proceeding with the transaction contemplated hereunder. Without such representations, warranties and agreements, Purchaser would not engage in the transaction contemplated hereunder.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

     Purchaser hereby represents and warrants to Seller and Seller Affiliate as of the date hereof and as of the Closing Date as follows:

     4.1 Authorization; Enforcement; Validity.  This Agreement has been duly and validly executed and delivered by Purchaser, and is a valid and binding obligation of Purchaser enforceable against Purchaser in accordance with the respective terms herein.

     4.2 No Conflict. The execution and delivery by Purchaser of this Agreement, and the performance by Purchaser of its obligations hereunder, as of the date hereof do not and as of the Closing Date will not (i) violate or contravene any provision of applicable Law or Order, (ii) violate or contravene the certificate of incorporation or by-laws of the Company or Purchaser, or (iii) violate or contravene, or require any consent or other action by any person or entity under, constitute a default under, any agreement, contract or note binding upon Purchaser, except for those notices, consents and waivers which have been obtained prior to the date hereof.

     4.3 No Approvals. No filing with, or consent, approval, authorization, order, registration, qualification or decree of, any court or governmental authority or agency, domestic or foreign, is necessary or required for the execution and delivery of this Agreement, the performance by Purchaser of its obligations hereunder or the consummation of the transactions contemplated by this Agreement, except for the approval of the board of directors of the Company required under the Rights Agreement (as referred to in Section 6.2(d) below).

     4.4 Purchaser’s Status.  (a) Purchaser is an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the United States Securities Act of 1933, as amended, and (b) Purchaser is a sophisticated investor with sufficient investment or financial knowledge and experience as well as knowledge of and opportunity to investigate the Company, which enable it to properly evaluate the risks and merits of its participation in the transaction contemplated hereunder and protect its own interest in connection therewith.

     4.5 Investment Intent.  The Shares to be acquired by Purchaser will be acquired for investment for Purchaser’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof; provided that by making the representations herein, Purchaser does not agree to hold the Shares for any minimum or other specific term, and reserves the right to dispose of the Shares at any time in accordance with or pursuant to a registration statement or an exemption under the US Securities Laws.

     4.6  Reliance on Exemptions. Purchaser understands that the Shares are being offered and sold to it in reliance on specific exemptions from the registration requirements of the United States federal and state securities Laws and that Seller is relying in part upon the truth and accuracy of, and Purchaser’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of Purchaser to acquire the Shares.

     4.7  Restricted Shares. Purchaser acknowledges that the Shares are “restricted securities” as defined in Rule 144 under the US Securities Laws and that the Shares have not been and are not being registered under the US Securities Laws or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless subsequently registered thereunder or sold, assigned or transferred pursuant to an exemption from registration under the US Securities Laws.

     4.8  Legends. Purchaser understands that the stock certificates representing the Shares, except as set forth below, shall bear a restrictive legend in substantially the following form:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT, OR PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF SUCH ACT.

     The legend set forth above shall not be removed in respect of the Shares and the Company’s transfer agent shall not issue a stock certificate without such legend to the holder thereof, unless (i) such Shares are registered for resale under the US Securities Laws and such Shares have been sold in compliance with applicable prospectus delivery requirements, (ii) such holder provides the Company with an opinion of counsel, in a generally acceptable form, to the effect that a public sale, assignment or transfer of the Shares may be made without registration under the US Securities Laws, or (iii) such holder provides the Company with reasonable assurance that the Shares have been sold, assigned or transferred pursuant to Rule 144 under the US Securities Laws.

     4.9 No Seller Obligations.   Purchaser hereby acknowledges and agrees that (a) except as set forth in this Agreement, neither Seller nor Seller Affiliate has made and will make any representation or warranty, whether express or implied, of any kind or character and has provided any advice or recommendation, to Purchaser or its affiliates in connection with the transaction contemplated hereunder; (b) neither Seller nor Seller Affiliate will have responsibility with respect to any representations, warranties or agreements made by any other person or entity; and (c) neither Seller nor Seller Affiliate shall have liability or obligation (i) with respect to the accuracy or completeness, as of any date, of any information provided to, or any omission to provide information to, Purchaser by any third party other than Seller, Seller Affiliate, their respective affiliates and their respective representatives, or (ii) with respect to any valuation or other materials that may have been provided or made available to Purchaser in connection with the transaction contemplated hereunder that were prepared by a third party other than Seller, Seller Affiliate, their respective affiliates and their respective.

ARTICLE V

COVENANTS AND AGREEMENTS

     5.1 Further Cooperation.   Subject to the terms and conditions provided herein, each of the Parties shall use commercially reasonable efforts to promptly take, or cause to be taken, all necessary actions proper under applicable Laws, to obtain consents or provide notices or effect registrations and filing or remove impediments necessary to consummate the transactions contemplated hereby as promptly as practicable following the date hereof. Each Party shall execute and deliver at the Closing documents required to be executed and delivered by it as Closing conditions, shall take all steps necessary and proceed diligently and act in good faith to satisfy each condition in Article VI and shall not take or fail to take any action that could reasonably be expected to result in the non-fulfillment or delay of any such condition. Purchaser and Seller shall use their respective commercially reasonable efforts, as promptly as practicable following the date hereof, to apply to the board of directors of the Company for the approval of the transaction contemplated hereunder in accordance with the Preferred Shares Rights Agreement dated as of November 20, 2012 between the Company and Securities Transfer Corporation (the “Rights Agreement”).

     5.2 Exclusivity.   Without the prior written consent of Purchaser, during the period starting from the date hereof and ending on the earlier date of (x) the Long Stop Date, and (y) the date when this Agreement is terminated in accordance with Section 8.1(a) (the “Exclusive Period”), neither Seller nor Seller Affiliate, or any of their agents, representatives or advisors shall contact, discuss or negotiate with any third party (other than those with Purchaser’s authorization) with respect to (i) any transaction relating to the sale, acquisition, exchange, pledge, or transfer of any securities of the Company held by Seller; or (ii) any contract, agreement, arrangement, understanding or other commitments relating to potential disposal, voting, settlement or other arrangements in relation to shares of Common Stock held by Seller.

     During the Exclusive Period, Seller and Seller Affiliate shall not, and shall cause their agents, representatives and advisors not to, take any action to initiate, contact, induce, solicit, encourage, participate or assist any person or entity other than Purchaser and its affiliates in any offer, inquires, discussions, proposals or negotiations in connection with any transaction, contract, agreement, arrangement or commitments referred to above. During the Exclusive Period, Seller shall not sell, transfer or otherwise dispose or subject to any Encumbrance, any shares of Common Stock registered under the name of Seller, except that such restriction shall not apply to any sale of such shares by Seller in accordance with the Order of any court of competent jurisdiction.

     5.3 Confidentiality.   Except as otherwise required by applicable Law or Order, or regulations of stock exchange, or otherwise permitted by this Agreement, each of Purchaser, on the one hand, and Seller and Seller Affiliate, on the other hand, shall not disclose to any third party any content or information in connection with this Agreement and the transactions contemplated hereby, or non-public information relating to the other Party (“Confidential Information”) without the prior consent of the other Party and shall keep Confidential Information strictly confidential. Purchaser may disclose Confidential Information to its and its affiliates’ directors, officers, managers, employees, investors and potential investors and Purchaser, Seller and Seller Affiliate may disclose Confidential Information to their respective professional advisers, accountants or lawyers on a need-to-know basis; provided, however, that the disclosing Party shall ensure that such persons are subject to the same confidentiality obligation as they were under this Agreement. Notwithstanding anything herein to the contrary: (i) the Parties may disclose Confidential Information to the Company’s directors and officers on a need-to-know basis for purposes of obtaining the approval of the transactions contemplated hereby by the board of directors of the Company under the Rights Agreement; and (ii) the Parties acknowledge that Seller and/or Purchaser may be required to file with the SEC such schedules and forms as may be required under Section 13(d) and Section 16 of the United States Securities Exchange Act of 1934, as amended, as applicable, which may need to contain as an exhibit thereto a copy of this Agreement, and nothing contained in this Section 5.3 is intended to limit or restrict such ability to file such schedules and forms or any amendments thereto. To the extent practicable and permitted by applicable Law, prior to Seller’s disclosure of Confidential Information to a Government Authority or stock exchange (including Seller’s disclosure to the SEC), Seller shall notify Purchaser in advance of such disclosure and shall obtain Purchaser’s consent with respect to the contents of such disclosure, which consent shall not be unreasonably withheld or delayed by Purchaser.

     5.4 No Claim by Seller or Seller Affiliate.  Following Closing, which shall have occurred in accordance with the terms and conditions of this Agreement, Seller and Seller Affiliate hereby irrevocably waive their right to, and undertake that they shall not, make any claim (whether directly or indirectly through third parties) or take any other action against Purchaser, its and its affiliates’ directors, officers, employees, shareholders, owners, representatives, agents or advisors, for any reason or cause, other than with respect to any inaccuracy in or breach of any representation or warranty of Purchaser under this Agreement, in connection with the Shares, this Agreement or the transactions contemplated hereby.

     5.5 Lock-up of Remaining Shares.

          (a) Following Closing and until the final resolution of the HK Lawsuit (by final and non-appealable court order or binding and irrevocable settlement, the “HK Lawsuit Resolution”), Seller shall (i) not Transfer any Remaining Shares or any right, title or interest therein or thereto to any Person; (ii) continue to hold the Remaining Shares; (iii) comply with the Escrow Agreement; and (iv) not exercise any right that Seller may have under the Delaware General Corporation Law with respect to (A) requesting the Company to register any Transfer of any Remaining Shares by Seller to any Person or (B) requesting the Company to issue to Seller replacement share certificates representing any of the Remaining Shares. Seller shall use the Remaining Shares (or a portion thereof) to satisfy the HK Lawsuit Resolution if so ordered by the applicable court or required by the settlement under the HK Lawsuit Resolution.

          (b) Each of Seller and Purchaser shall proceed diligently and act in good faith to cooperate with each other and shall enter into the Escrow Agreement with each other and a third-party escrow bank as mutually agreed between Seller and Purchaser (“Escrow Bank”) as promptly as practicable in respect of the Remaining Shares, which shall reflect the key terms as set forth in Exhibit A attached hereto and take into consideration the Escrow Bank’s reasonable requests. The Parties agree that the Hong Kong branch of the Hongkong and Shanghai Banking Corporation shall be engaged as the Escrow Bank unless such bank cannot accept such engagement on terms set forth in Exhibit A.

     5.6 Stock-Splits, Reclassification or Reorganization. If after the date hereof and prior to Closing, the number of Common Stock is increased or decreased as a result of a stock dividend, a subdivision or split-up of Common Stock, a consolidation, combination, reverse stock split, reorganization or reclassification of Common Stock, a merger with or into or consolidation with another corporation undertaken by the Company, or any other similar event, the number of Shares to be sold by Seller hereunder and the Purchase Price for such Shares shall be appropriately and equitably adjusted to reflect the intent of the agreement set forth in Section 2.1.

ARTICLE VI

CONDITIONS TO CLOSING

     6.1 Conditions to Seller’s Obligations.  The obligation of Seller to proceed with the Closing is subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by Seller jointly in their sole discretion):

          (a) Representations and Warranties. Each of the representations and warranties made by Purchaser in this Agreement shall be true and correct in all respects on and as of the Closing Date as though such representation or warranty was made on and as of the Closing Date.

          (b) Performance. Purchaser shall have performed and complied with each agreement, covenant and obligation required by this Agreement to be so performed or complied with by it in all material respects at or before the Closing.

          (c) Injunctions; Illegality. No provision of any applicable Law or Order shall restrain, enjoin or otherwise prohibit the consummation of the Closing.

     6.2 Conditions to Purchaser’s Obligations.   The obligation of Purchaser to proceed with the Closing is subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by Purchaser in its sole discretion):

          (a) Representations and Warranties. Each of the representations and warranties made by Seller and Seller Affiliate in this Agreement shall be true and correct in all respects on and as of the Closing Date as though such representation or warranty was made on and as of the Closing Date.

          (b) Performance. Seller and Seller Affiliate shall have performed and complied with each agreement, covenant and obligation required by this Agreement to be so performed or complied with by Seller and Seller Affiliate at or before the Closing.

          (c) Injunctions; Illegality. No provision of any applicable Law or Order shall restrain, enjoin or otherwise prohibit the consummation of the Closing.

          (d) Board Approval. This Agreement and the consummation of the transactions contemplated hereby shall have been approved by the board of directors of the Company as required pursuant to the Rights Agreement.

          (e) Escrow of Remaining Shares. Seller and Purchaser shall have entered into an escrow agreement (the “Escrow Agreement”) with the Escrow Bank in respect of the Remaining Shares reflecting the key terms as set forth in Exhibit A attached hereto and in form and substance satisfactory to Purchaser and Seller. Seller shall have delivered the share certificates representing the Remaining Shares to the Escrow Bank in accordance with the Escrow Agreement.

          (f) Registration Rights Agreement. The Company shall have executed and delivered with Purchaser a registration rights agreement with respect to the Shares substantially similar to the registration rights agreement between the Company and Purchaser’s affiliates on December 10, 2010.

ARTICLE VII

INDEMNIFICATION

     7.1 Indemnification by Seller and Seller Affiliate.   Seller and Seller Affiliate shall indemnify Purchaser and each of its and its affiliates’ directors, officers, employees, shareholders, owners, representatives, agents and advisors (collectively, the “Indemnified Parties”) and save and hold each of them harmless against any direct losses (the “Losses”) suffered, incurred or paid by the Indemnified Parties (including reasonable legal fees), arising from, as a result of or in connection with: (i) any failure of any representation or warranty made by Seller and Seller Affiliate in Article III to be true and correct in all respects as of the date hereof and as of the Closing Date; (ii) any breach of any covenant or agreement by Seller or Seller Affiliate contained in this Agreement; (iii) the HK Lawsuit or (iv) any other claims or actions with respect to Seller’s and Seller Affiliate’s ownership of the shares of Common Stock held of record by Seller as of the date hereof (including the Shares).

     7.2 Limitation.

          (a) The aggregate amount of all Losses for which Seller and Seller Affiliate shall be liable pursuant to Section 7.1 shall not exceed 110% of the Purchase Price.

          (b) Net payments by Seller and Seller Affiliate pursuant to Section 7.1 in respect of any Losses shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment actually received by the Indemnified Parties in respect of any such claim. The Purchaser shall, and shall procure the other Indemnified Parties to, use its or their commercially reasonable efforts to recover under insurance policies or indemnity, contribution or other similar agreements, if any, for any Losses and shall promptly refund any such recovery received by the Indemnified Party to the Seller and Seller Affiliate.

          (c) In no event shall Seller or Seller Affiliate be liable to any Indemnified Party for any punitive, incidental, consequential, special or indirect damages, including loss of profit or opportunity.

     7.3 Exclusive Remedies.   Subject to Section 8.7, Purchaser acknowledges and agrees that its sole and exclusive remedy with respect to any and all claims for any breach of any representation, warranty, covenant, agreement or obligation of Seller and Seller Affiliate set forth herein, shall be pursuant to the indemnification provisions set forth in this Article VII.

ARTICLE VIII

GENERAL PROVISIONS

     8.1 Termination.

          (a) This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing:

               (i) by a written agreement between the Parties;

               (ii) by Purchaser or Seller if the Closing shall not have occurred by the date that is sixty (60) days from the date hereof (the “Long Stop Date”); provided that the right to terminate this Agreement under this Section 8.1(a)(ii) shall not be available to any Party whose failure to fulfill any obligation (including without limitation the obligations under Section 5.1 and Section 5.5(b)) under this Agreement shall be the cause of the failure of the Closing to occur on or before such date; or

               (iii) by Purchaser if there has been a breach of any covenant or a breach of any representation or warranty or other agreement contemplated hereunder of Seller or Seller Affiliate, which breach would cause the failure of any condition precedent set forth in Section 6.2; or

               (iv) automatically upon completion of transfer of any Shares by Seller to any third party pursuant to the Order of a court of competent jurisdiction after the date hereof.

          (b) In the event of termination of this Agreement as provided in Section 8.1(a), this Agreement shall forthwith become void, and there shall be no liability or obligation on the part of the Parties hereto and, as applicable, the officers, directors and shareholders of Purchaser; provided that (i) each Party shall remain liable for any breaches of this Agreement or in any other instruments delivered pursuant to this Agreement prior to its termination; and (ii) the provisions of Section 5.3 and this Article VIII shall remain in full force and effect and survive any termination of this Agreement. Notwithstanding anything to the contrary in this Agreement, Purchaser agrees that neither Seller nor Seller Affiliate shall be held liable in the event that this Agreement is terminated pursuant to Section 8.1(a)(iv) .

     8.2 Amendment.   This Agreement may be amended (and any right hereunder extended or waived) by the Parties at any time by execution of an instrument in writing signed on behalf of each Party.

     8.3 Expenses and Fees.   Unless otherwise agreed among the Parties, all fees and expenses incurred in connection with the transactions contemplated by this Agreement, including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a Party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, shall be the obligation of the respective Party incurring such fees and expenses.

     8.4 Notices.   All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally or by commercial messenger or courier service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with acknowledgment of complete transmission) to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice); provided, however, that notices sent by mail will not be deemed given until received:

If to Seller and/or Seller Affiliate, to:

Mr. Ze Qin Lin
10B NANFU Building
Lakeside Park, 66 Hubin Road
Fuzhou, 350001
People’s Republic of China
Telephone: +86-13859085533
Fax: +86-59183772219
Email: linzeqin@139.com

If to Purchaser, to:

Warburg Pincus LLC
450 Lexington Avenue
New York, NY 10017
Telephone: +1-212-878-0600
Fax: +1-212-878-9200
Attention: Timothy J. Curt

With a copy to:

Warburg Pincus Asia LLC
Suite 6703, Two IFC
8 Finance Street
Hong Kong
Telephone: +852-2536-6183
Fax: +852-3010-3338
Attention: Andrew Chan

     8.5 Counterparts; Facsimiles.   This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each Party and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart for it to be effective among the Parties. A facsimile, telecopy or other reproduction of this Agreement may be executed by one or more Parties hereto and delivered by such Party by facsimile or any similar electronic transmission device pursuant to which the signature of or on behalf of such Party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

     8.6 Severability.   In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

     8.7 Specific Performance.    The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions without the need to post any bond or other financial assurances in order to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state, province or other locale, both U.S. and non-U.S., having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     8.8 Governing Law; Dispute Resolution.    This Agreement shall be governed by and construed in accordance with the laws of New York State, without regard to the principle of conflict laws thereunder. All disputes between the Parties arising out of or relating to this Agreement shall be finally settled at the Hong Kong International Arbitration Centre (the “Centre”) in accordance with the Rules of Arbitration of the Center by three arbitrators appointed in accordance with said Arbitration Rules. The place of arbitration shall be in Hong Kong. The arbitration shall be conducted in English. The resolution of any dispute by arbitration pursuant to this Section 8.8 shall be non-appealable, final, binding and conclusive on the Parties to such dispute and may be enforced and entered as a judgment in any court of law with jurisdiction thereof. Notwithstanding the foregoing, any Party shall be free to seek interim or permanent equitable or injunctive relief, or both, from any court having jurisdiction to grant the same.

     8.9 Entire Agreement; No Third Party Beneficiaries; Assignment.    This Agreement, the exhibits and schedules hereto, and the documents and instruments and other agreements among the Parties hereto referenced herein: (a) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings both written and oral, among the Parties with respect to the subject matter hereof; (b) are not intended to confer upon any other Person any rights or remedies hereunder; and (c) shall not be assigned by operation of law or otherwise.

     8.10 No Strict Construction.    The language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and no rules of strict construction will be applied against any Party.

     IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

WP X Biologics LLC

By: /s/ Timothy J. Curt
Name:	Timothy J. Curt
Title:	Authorized Representative

     IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

Li, Lin Ling

/s/ Lin Ling Li

Lin, Ze Qin

/s/ Ze Qin Lin_

Exhibit A

SUMMARY OF TERMS
OF ESCROW AGREEMENT

This Term Sheet summarizes the principal terms of the Escrow Agreement regarding the deposit of the share certificate representing the Remaining Shares with the Escrow Bank.

Term	Description

Parties to Escrow Agreement	Purchaser; Seller; and the Escrow Bank.

Share Escrow	On the date of the execution of the Escrow Agreement, Seller shall deposit into an escrow account (the “Escrow Account”) with the Escrow Bank a certificate (the “Share Certificate”) representing the Remaining Shares.

After receipt of the Share Certificate, the Escrow Bank shall promptly deliver to Purchaser and Seller a receipt confirming the title and amount set forth in the Share Certificate.

Release of Share Certificate

Within fifteen days of the HK Lawsuit Resolution, Seller and Purchaser shall deliver to the Escrow Bank a joint written notice (the “Release Notice”) to release the Share Certificate from the Escrow Account as follows:

(i) in the event the final and non-appealable court order or binding and irrevocable settlement in connection with the HK Lawsuit Resolution requires Seller to transfer the Remaining Shares or any portion thereof to any third party, such notice shall require that such Remaining Shares (or portion thereof) shall be transferred by Escrow Bank to such third party(ies) and the remaining Remaining Shares, if any, shall be released to Seller; or

(ii) in the event the final and non-appealable court order or binding and irrevocable settlement in connection with the HK Lawsuit Resolution does not require Seller to transfer any Remaining Shares to any third party, such notice shall require that all Remaining Shares shall be released to Seller; provided that in each case of (i) and (ii), Purchaser shall have the right to withhold its delivery of the Release Notice until Seller and Seller Affiliate have fulfilled their payment obligations (if any) under the HK Lawsuit Resolution or obtained a release of future claims from the plaintiffs to Purchaser’s reasonable satisfaction.

Escrow Bank shall release the Remaining Shares as provided in such written notice. Seller and Purchaser shall each take all actions required to facilitate such transfers, including without limitation, by causing the Company and its transfer agent to effect such transfers.

Term of Escrow Agreement	The Escrow Agreement shall only terminate upon release of the Share Certificate by the Escrow Bank in accordance with the Release Notice.

Other Customary Terms	Based on the Escrow Bank’s standard form of escrow agreement.